UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-33129

ALLOT LTD.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne'eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On June 23, 2026, Allot Ltd. (the “Company”) announced a share repurchase program of up to $40 Million of the Company’s ordinary shares.

Any share repurchase may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in privately negotiated transactions or otherwise. The timing and amount of any share repurchase will be subject to market conditions and other factors determined by the Company. The Company may suspend, modify or discontinue buybacks at any time in its sole discretion without prior notice. This notice is neither an offer to purchase nor a solicitation of an offer to buy any securities.

A copy of the press release entitled “Allot Announces $40 Million Share Repurchase Program” is attached to this Form 6-K as Exhibit 99.1.

Incorporation by Reference

The information included under “Explanatory Note” in this Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286174 and 333-264202) and Form S-8 (File Nos. 333-140701, 333-149237, 333-159306, 333-165144, 333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298, 333-263767, 333-270903, 333-278607, 333-285268 and 333-294623) and shall be part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed to be incorporated by reference into such registration statements.

Forward-Looking Statements

This Report on Form 6-K (the “Form 6-K”) contains forward-looking statements. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pending buyback plan. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including without limitation the important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 26, 2026, and our other reports filed with the SEC. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 6-K.

EXHIBIT INDEX

The following exhibit has been furnished as part of this Form 6-K:

Exhibit Number	Description

99.1	Allot Announces $40 Million Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By: /s/ Liat Nahum
Liat Nahum
Chief Financial Officer

Date: June 23, 2026